UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14C/A INFORMATION
Amendment No. 2

Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934

Check the appropriate box:

☒Preliminary Information Statement
☐Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))

☐Definitive Information Statement

MIND SOLUTIONS, INC.
(Name of Registrant as Specified In Its Charter)

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MIND SOLUTIONS, INC.

3525 Del Mar Heights Road, Suite 802

San Diego, California 92130

(888) 461-3932

July 1, 2015

To Our Stockholders:

The purpose of this Information Statement is to inform the holders of record of shares of our common stock as of the close of business on the record date, June 9, 2015, that our board of directors has recommended, and that the holder of the majority of the voting power of our outstanding capital stock intends to vote on July 10, 2015, to approve the following:

1                    Amend our articles of incorporation to increase the number of authorized shares of our common stock from 5,000,000,000 to 10,000,000,000 shares.

2                    To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

As of the date of this Information Statement, our board plans to issue our newly authorized shares of common stock in compliance with our obligations pursuant to our convertible promissory notes described in this Information Statement. The note holders have the right to convert our debt into shares of our common stock.

In addition, we want to have the flexibility to utilize our shares of common stock to pay various liabilities that we have incurred in the past or may incur in the future, if creditors would be willing to accept our shares in settlement of our debt. Moreover, until we can start to generate income from the sale of our products, the only means we have of financing our business has been with convertible promissory notes, which may be converted into shares of our common stock. We must have available additional shares of our common stock to satisfy conversion requests, in the event we decide to issue additional convertible promissory notes. Finally, we must have additional shares of our common stock, in the event we decide to offer our shares to raise equity capital.

As of the date of this Information Statement, we do not have any agreements with our creditors, other than the current holders of our convertible promissory notes described herein to issue shares of our common stock. Otherwise, we have no other current plans to issue shares of our common stock.

As of the record date, 2,329,489,859 shares of our common stock were outstanding. Each share of the common stock outstanding entitles the holder to one vote on all matters brought before the common stockholders. As of the record date, 1,000,000 shares of our Series B preferred stock were outstanding. Pursuant to our Certificate of Designation establishing the Series B preferred stock, a holder of shares of the Series B preferred stock is entitled to the number of votes equal to the number of shares of the Series B preferred stock held by such holder multiplied by 5,000 on all matters submitted to a vote of our stockholders. The shares of the Series B preferred stock may be converted into shares of our common stock on a one to one basis.

In addition to our shares of common stock and our Series B preferred stock, we also have outstanding 4,311,000 shares of our Series A preferred stock. The shares of our Series A preferred stock do not have any voting rights. However, the shares of Series A preferred stock may be converted into shares of our common stock on a one to one basis.

We have a consenting stockholder, Kerry Driscoll, our chairman, chief executive officer, president, chief financial officer, principal accounting officer, secretary, and sole director, who holds 96,299,923 shares of our common stock, 4,000,000 shares of our Series A preferred stock, which shares do not have any voting rights, and 1,000,000 shares of our Series B preferred stock, which have the voting rights specified above. Therefore, Mr. Driscoll will have the power to vote 5,096,299,923 shares of our common stock, which number exceeds the majority of the outstanding shares of the common stock on the record date. Mr. Driscoll will have the power to pass the proposed corporate action without the concurrence of any of our other stockholders.

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A copy of the resolutions to be approved by Mr. Driscoll is described in Attachment A to this Information Statement.

WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

We appreciate your continued interest in Mind Solutions, Inc.

Very truly yours, /s/ Kerry Driscoll Kerry Driscoll, Chief Executive Officer

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MIND SOLUTIONS, INC.

3525 Del Mar Heights Road, Suite 802

San Diego, California 92130

(888) 461-3932

INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY.

This Information Statement is furnished to the holders of record at the close of business on the record date, June 9, 2015, to inform our stockholders that our board of directors has recommended, and that the holder of the majority of the voting power of our outstanding capital stock intends to vote on July 10, 2015, to approve the following:

1. Amend our articles of incorporation to increase the number of authorized shares of our common stock from 5,000,000,000 to 10,000,000,000 shares.

2. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

As of the record date, 2,329,489,859 shares of our common stock were outstanding. Each share of the common stock outstanding entitles the holder to one vote on all matters brought before the common stockholders. As of the record date, 1,000,000 shares of our Series B preferred stock were outstanding. Pursuant to our Certificate of Designation establishing the Series B preferred stock, a holder of shares of the Series B preferred stock is entitled to the number of votes equal to the number of shares of the Series B preferred stock held by such holder multiplied by 5,000 on all matters submitted to a vote of our stockholders. The shares of the Series B preferred stock may be converted into shares of our common stock on a one to one basis.

In addition to our shares of common stock and our Series B preferred stock, we also have outstanding 4,311,000 shares of our Series A preferred stock. The shares of our Series A preferred stock do not have any voting rights. However, the shares of Series A preferred stock may be converted into shares of our common stock on a one to one basis.

We have a consenting stockholder, Kerry Driscoll, our chairman, chief executive officer, president, chief financial officer, principal accounting officer, secretary, and sole director, who holds 96,299,923 shares of our common stock, 4,000,000 shares of our Series A preferred stock, which shares do not have any voting rights, and 1,000,000 shares of our Series B preferred stock, which have the voting rights specified above. Therefore, Mr. Driscoll will have the power to vote 5,096,299,923 shares of our common stock, which number exceeds the majority of the outstanding shares of the common stock on the record date. Mr. Driscoll will have the power to pass the proposed corporate action without the concurrence of any of our other stockholders.

This Information Statement will be sent on or about July 1, 2015, to our stockholders of record who do not sign the majority written consent described herein.

VOTING SECURITIES

In accordance with our bylaws, our board of directors has fixed the close of business on June 9, 2015, as the record date for determining the stockholders entitled to notice of the above noted actions. The grant of discretionary authority to the board of directors to amend our articles of incorporation to increase the number of authorized shares of our common stock from 5,000,000,000 to 10,000,000,000 shares will be approved if the number of votes cast in favor of the proposed corporate action exceeds the number of votes cast in opposition to the proposed corporate action. A majority of the voting power, which includes the voting power that is present in person or by proxy, constitutes a quorum for the transaction of business.

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As of the record date, 2,329,489,859 shares of our common stock were outstanding. Each share of the common stock outstanding entitles the holder to one vote on all matters brought before the common stockholders. As of the record date, 1,000,000 shares of our Series B preferred stock were outstanding. Pursuant to our Certificate of Designation establishing the Series B preferred stock, a holder of shares of the Series B preferred stock is entitled to the number of votes equal to the number of shares of the Series B preferred stock held by such holder multiplied by 5,000 on all matters submitted to a vote of our stockholders. The shares of the Series B preferred stock may be converted into shares of our common stock on a one to one basis.

In addition to our shares of common stock and our Series B preferred stock, we also have outstanding 4,311,000 shares of our Series A preferred stock. The shares of our Series A preferred stock do not have any voting rights. However, the shares of Series A preferred stock may be converted into shares of our common stock on a one to one basis.

We have a consenting stockholder, Kerry Driscoll, our chairman, chief executive officer, president, chief financial officer, principal accounting officer, secretary, and sole director, who holds 96,299,923 shares of our common stock, 4,000,000 shares of our Series A preferred stock, which shares do not have any voting rights, and 1,000,000 shares of our Series B preferred stock, which have the voting rights specified above. Therefore, Mr. Driscoll will have the power to vote 5,096,299,923 shares of our common stock, which number exceeds the majority of the outstanding shares of the common stock on the record date.

Mr. Driscoll will have the power to pass the proposed corporate action without the concurrence of any of our other stockholders.

DISTRIBUTION AND COSTS

We will pay all costs associated with the distribution of this Information Statement, including the costs of printing and mailing. In addition, we will only deliver one Information Statement to multiple security holders sharing an address, unless we have received contrary instructions from one or more of the security holders. Also, we will promptly deliver a separate copy of this Information Statement and future stockholder communication documents to any security holder at a shared address to which a single copy of this Information Statement was delivered, or deliver a single copy of this Information Statement and future stockholder communication documents to any security holder or holders sharing an address to which multiple copies are now delivered, upon written or oral request to us at our address noted above.

Security holders may also address future requests regarding delivery of Information Statements and/or annual reports by contacting us at the address noted above.

AMENDMENT TO ARTICLES OF INCORPORATION TO INCREASE THE
NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

The board of directors has determined that it is advisable to increase our authorized common stock and has adopted, subject to stockholder approval, an amendment to our articles of incorporation to increase our authorized number of shares of common stock from 5,000,000,000 shares to 10,000,000,000 shares of common stock, par value $0.001 per share.

The following is a summary of the material matters relating to our common stock.

Presently, the holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders, including the election of directors. Our common stockholders do not have cumulative voting rights. Subject to preferences that may be applicable to any then outstanding series of our preferred stock, holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds. In the event of the liquidation, dissolution, or winding up of Mind Solutions, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to our stockholders after the payment of all our debts and other liabilities, subject to the prior rights of any series of our preferred stock then outstanding.

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The holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. The amendment would not alter or modify any preemptive right of holders of our common stock to acquire our shares, which is denied, or effect any change in our common stock, other than the number of authorized shares.

The increase in the authorized shares of our common stock is not proposed by the board of directors in response to any known accumulation of shares or threatened takeover. The issuance of additional shares to certain persons allied with our management could have the effect of making it more difficult to remove our current management by diluting the stock ownership or voting rights of persons seeking to cause such removal. In addition, an issuance of additional shares by us could have an effect on the potential realizable value of a stockholder’s investment.

In the absence of a proportionate increase in our earnings and book value, an increase in the aggregate number of our outstanding shares caused by the issuance of the additional shares will dilute the earnings per share and book value per share of all outstanding shares of our common stock. If such factors were reflected in the price per share of common stock, the potential realizable value of the stockholder’s investment could be adversely affected.

The additional common stock to be authorized by adoption of the amendment would have rights identical to our currently outstanding common stock. Adoption of the proposed amendment and issuance of the common stock would not affect the rights of the holders of our currently outstanding common stock, except for effects incidental to increasing the number of outstanding shares of our common stock, such as dilution of the earnings per share and voting rights of current holders of common stock. If the amendment is adopted, it will become effective upon filing of a certificate of amendment of our articles of incorporation with the Secretary of State of Nevada.

Issuance of additional shares. As of the date of this Information Statement, our board plans to issue our newly authorized shares of common stock in compliance with our obligations pursuant to our current convertible promissory notes described in this Information Statement. The note holders have the right to convert our debt into shares of our common stock.

In addition, we want to have the flexibility to utilize our shares of common stock to pay various liabilities that we have incurred in the past or may incur in the future, if creditors would be willing to accept our shares in settlement of our debt. Moreover, until we can start to generate income from the sale of our products, the only means we have of financing our business has been with convertible promissory notes, which may be converted into shares of our common stock. We must have available additional shares of our common stock to satisfy conversion requests, in the event we decide to issue additional convertible promissory notes. Finally, we must have additional shares of our common stock, in the event we decide to offer our shares to raise equity capital.

As of the date of this Information Statement, we do not have any agreements with our creditors, other than the current holders of our convertible promissory notes described herein to issue shares of our common stock. Otherwise, we have no other current plans to issue shares of our common stock.

Our current commitments to issue shares to the holders of our unpaid convertible promissory notes are as follows:

Creditor	Amount of Debt	Shares Reserved	Date of Debt		Current Balance	SEC Filing
JSJ Investments	$150,000	686,920,947	05	/28/2015	$150.000	8-K, 6/19/15
Iconic Holdings	220,000	900,000,000	02	/18/2014	105,750	8-K, 7/31/14
LG Capital	31,500	254,545,000	02	/10/2015	31,500	8-K/A, 9/10/14
JMJ Financial	250,000	218,040,458	05	/13/2013	20,911	10-K/A, 5/14/14
Total	$623,150	2,059,506,405	N/A		$309,161	N/A

As of the record date, 2,329,489,859 shares of our common stock were outstanding. Our current authorized common stock is 5,000,000,000 shares. Therefore, as of the record date, we will have only 611,003,736 shares of common stock available, if we were to issue all 2,059,506,405 shares reserved for the conversion of debt as specified above, which number is not sufficient to meet our anticipated needs. We must have available additional shares of our common stock to satisfy conversion requests, in the event we decide to issue additional convertible promissory notes. Finally, we must have additional shares of our common stock, in the event we decide to offer our shares to raise equity capital.

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For a complete discussion of our unpaid convertible promissory notes, please see the above referenced filings of our periodic reports with the SEC. For a brief summary of the conversion rights with respect to the above-referenced convertible promissory notes, please see below.

JSJ Investments. At any time prior to the maturity date, or after the maturity date, the conversion amount of the note shall be convertible into shares of our common stock, on the terms and conditions set forth in the note, at the conversion price which means the lower of: (i) a 48% discount to the average of the three lowest daily trading prices for the previous 20 trading days to the date of conversion; or (ii) a 48% discount to the average of the three lowest daily trading prices for the previous 20 trading days before the date that the note was executed.

At any time or times on or after the issuance date, JSJ Investments shall be entitled to convert all of the outstanding and unpaid principal amount of this note into fully paid and non assessable shares of common stock in accordance with the stated conversion price. JSJ Investments shall not be entitled to convert on a conversion date that amount of the note in connection with that number of shares of the common stock which would be in excess of the sum of (i) the number of shares of common stock beneficially owned by JSJ Investments and its affiliates on a conversion date, (ii) any common stock issuable in connection with the unconverted portion of the note, and (iii) the number of shares of common stock issuable upon the conversion of the note with respect to which the determination of this provision is being made on a conversion date, which would result in beneficial ownership by JSJ Investments and its affiliates of more than 4.99% of the outstanding shares of common stock of Mind Solutions on such conversion date. For the purposes of the provision to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934. as amended, and Regulation 13d-3 thereunder. Subject to the foregoing, JSJ Investments shall not be limited to aggregate conversions of 4.99%. JSJ Investments shall have the authority to determine whether the restriction will limit any conversion of the note. JSJ Investments may waive the conversion limitation, in whole or in part. upon and effective after 61 days prior written notice to Mind Solutions to increase such percentage to up to 9.99%.

JSJ Reservation Calculation : Reservation of Shares. Mind Solutions shall at all times, so long as any principal amount of the note is outstanding, reserve and keep available out of its authorized and unissued common stock, solely for the purpose of effecting the conversion of the note, such number of shares of common stock as shall at all times be sufficient to effect the conversion of all of the principal amount of the note then outstanding. The initial number of shares of common stock reserved for conversions of the note shall be calculated as four times the number of shares necessary to convert the entire value of the note on the day it was executed, unless the JSJ Investments stipulates otherwise in the Irrevocable Letter of Instructions to our Transfer Agent.

Iconic Holdings. Subject to the terms of the note, Iconic Holdings shall have the right, at Iconic Holdings’ option, at any time to convert the outstanding principal amount and interest under the note in whole or in part. Mind Solutions covenants that it will at all times reserve and keep available out of its authorized and unissued common stock solely for the purpose of issuance upon conversion of the note (including repayments in stock), free from preemptive rights or any other actual contingent purchase rights of persons other than Iconic Holdings, not less than three times (3x) the number of shares of common stock as shall be issuable (taking into account the adjustments under the note but without regard to any ownership limitations contained therein) upon the conversion of the note into common stock. These shares shall be reserved in proportion with the consideration actually received by Mind Solutions and the total reserve will be increased with future payments of consideration by Iconic Holdings. Mind Solutions covenants that all shares of common stock that shall be issuable will, upon issue, be duly authorized, validly issued, fully-paid, non-assessable and freely-tradable. Mind Solutions agrees that this is a material term of the note.

The “Conversion Price” under the Iconic Holdings note shall be equal to the lower of $.0025 or fifty percent (50%) of the lowest trading price of our common stock during the twenty (20) consecutive trading days prior to the date on which Iconic Holdings elects to convert all or part of the note. If Mind Solutions is placed on “chilled” status with the Depository Trust Company (“DTC”), the discount will be increased by ten percent (10%) until such chill is remedied.

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Iconic Holdings will not submit a conversion to Mind Solutions that would result in Iconic Holdings owning more than 9.99% of the total outstanding shares of Mind Solutions.

Iconic Reservation Calculation: Reservation and Issuance of Underlying Securities. Mind Solutions covenants that it will at all times reserve and keep available out of its authorized and unissued common stock solely for the purpose of issuance upon conversion of the note (including repayments in stock), free from preemptive rights or any other actual contingent purchase rights of persons other than Iconic Holdings, not less than three times (3x) the number of shares of our common stock as shall be issuable (taking into account the adjustments under the note but without regard to any ownership limitations contained in the note) upon the conversion of the note into common stock. These shares shall be reserved in proportion with the consideration actually received by Mind Solutions and the total reserve will be increased with future payments of consideration by Iconic Holdings. Mind Solutions covenants that all shares of common stock that shall be issuable will, upon issue, be duly authorized, validly issued, fully-paid, non-assessable and freely-tradable. Mind Solutions agrees that this is a material term of the note.

LG Capital. Subject to the terms of the note, LG Capital shall have the right, at LG Capital’s option, to convert the outstanding principal amount and interest under the note in whole or in part.

Mind Solutions covenants that it will at all times reserve and keep available out of its authorized and unissued common stock solely for the purpose of issuance upon conversion of the note (including repayments in stock), free from preemptive rights or any other actual contingent purchase rights of persons other than LG Capital, not less than four times (4x) the number of shares of common stock as shall be issuable (taking into account the adjustments under the note but without regard to any ownership limitations contained the Securities Purchase Agreement) upon the conversion of the note into common stock. Mind Solutions covenants that all shares of common stock that shall be issuable will, upon issue, be duly authorized, validly issued, fully-paid, non-assessable and freely-tradable. Mind Solutions agrees that this is a material term of the note.

LG Capital will not submit a conversion to Mind Solutions that would result in LG Capital owning more than 9.9% of the total outstanding shares of Mind Solutions.

Under the LG Capital note, the “Conversion Price” for each share of our common stock shall be equal to 55% of the lowest closing bid price of our common stock as reported on the National Quotations Bureau OTCPK exchange on which our shares are traded or any exchange upon which our common stock may be traded in the future, for the ten prior trading days including the day upon which a Notice of Conversion is received by Mind Solutions (provided such Notice of Conversion is delivered by fax or other electronic method of communication to us after 4 P.M. Eastern Standard or Daylight Savings Time if LG Capital wishes to include the same day closing price).

The LG Capital note requires that Mind Solutions shall issue irrevocable transfer agent instructions reserving 254,545,000 shares of our common stock for conversions under the note (the “Share Reserve”). Upon full conversion of the note, any shares remaining in the Share Reserve shall be cancelled. Mind Solutions shall pay all costs associated with issuing and delivering the shares. Mind Solutions should at all times reserve a minimum of four times the amount of shares required if the note would be fully converted. LG Capital may reasonably request increases from time to time to reserve such amounts.

JMJ Financial. The conversion price of the note is 60% of the lowest trade price in the 25 trading days previous to the conversion (in the case that conversion shares are not deliverable by DWAC an additional 10% discount will apply; and if the shares are ineligible for deposit into the DTC system and only eligible for) (clearing deposit an additional 5% discount shall apply; in the case of both an additional cumulative 15% discount shall apply). Unless otherwise agreed in writing by both parties, at no time will JMJ Financial convert any amount of the note into common stock that would result in JMJ Financial owning more than 4.99% of the common stock outstanding of the registrant.

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JMJ Financial has the right, at any time after 180 days from the effective date of the note, at its election, to convert all or part of the outstanding and unpaid principal sum and accrued interest (and any other fees) into shares of fully paid and non-assessable shares of common stock of the registrant as per this conversion formula: Number of shares receivable upon conversion equals the dollar conversion amount divided by the conversion price.

At all times while the note is convertible, Mind Solutions will reserve from its authorized and unissued common stock to provide for the issuance of common stock upon the conversion of the note. Mind Solutions will at all times reserve at least 125,000,000 shares of common stock for conversion.

Vote Required

The affirmative vote of a majority of the total number of shares of our outstanding capital stock is required to approve the amendment of our articles of incorporation increasing the number of our authorized common shares.

Our board of directors recommends that stockholders vote FOR the amendment of our articles of incorporation increasing the number of our authorized common shares as described in Attachment A hereto.

WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Information regarding the beneficial ownership of our common and preferred stock by management and the board of directors is noted below.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of all shares of our common stock and preferred stock as of the record date, by:

•	Each person who owns beneficially more than five percent of the outstanding shares of our common stock;
•	Each person who owns beneficially more than five percent of the outstanding shares of our preferred stock;
•	Each director;
•	Each named executive officer; and
•	All directors and officers as a group.
Name of Beneficial Owner (1)	Shares of Common Stock Beneficially Owned (2)		Shares of Preferred Stock Beneficially Owned (2)
	Number	Percent	Number	Percent
Kerry Driscoll (1), (2), and (3)	96,299,923	0.041	4,000,000	72.14
Kerry Driscoll (3)	N/A	N/A	1,000,000	100.00
All officers and directors as a group (one person)	96,299,923	0.041	N/A	N/A

________

(1) Unless otherwise indicated, the address for Mr. Driscoll is c/o Mind Solutions, Inc., at 3525 Del Mar Heights Road, Suite 802, San Diego, California 92130. Also, unless otherwise indicated, each person named in the table above has the sole voting and investment power with respect to our shares of common stock or preferred stock which he beneficially owns.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. As of June 9, 2015, the record date, there were outstanding 2,329,489,859 shares of our common stock, 4,311,000 shares of our Series A preferred stock, and 1,000,000 shares of our Series B preferred stock. Mr. Driscoll owns 96,299,923 shares of our common stock, 4,000,000 shares of our Series A preferred stock and 1,000,000 shares of our Series B preferred stock. The shares of our Series A preferred stock do not have any voting rights. The shares of Series A preferred stock may be converted into shares of our common stock on a one to one basis.

(3) 1,000,000 shares of our Series B preferred stock. Each share of our Series B preferred stock has voting rights equal to 5,000 shares of our common stock for every one share of our Series B preferred stock held, which equates to voting rights of 500,000,000,000 shares of our common stock, which amount exceeds the outstanding shares of our common stock. As stated above, Kerry Driscoll, our chairman, chief executive officer, president, chief financial officer, principal accounting officer, secretary, and sole director, holds 96,299,923 shares of our common stock and 1,000,000 shares of our Series B preferred stock. Therefore, Mr. Driscoll will have the power to vote 5,096,299,923 shares of our common stock, which number exceeds the majority of the outstanding shares of the common stock on the record date. The shares of Series B preferred stock may be converted into shares of our common stock on a one to one basis.

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As a result of the stock ownership by Mr. Driscoll, he is able to influence all matters requiring stockholder approval including the election of directors, merger or consolidation and the sale of all or substantially all of our assets. This concentration of ownership may delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of our common stock.

Other as stated above:

•	There are no arrangements, known to us, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of Mind Solutions, Inc.; and
•	There are no arrangements or understandings among members of both the former and the new control groups and their associates with respect to election of directors or other matters.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10 percent of a registered class of our equity securities, file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10 percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. All such persons have filed all required reports.

DOCUMENTS INCORPORATED BY REFERENCE

Our Annual Report on Form 10-K for the year ended December 31, 2014, and our Quarterly Report on Form 10-Q for the period ended March 31, 2015, are incorporated herein by reference.

COPIES OF ANNUAL AND QUARTERLY REPORTS

We will furnish a copy of our Annual Report on Form 10-K for the year ended December 31, 2014, and our Quarterly Report on Form 10-Q for the period ended March 31, 2015, and any exhibit referred to therein without charge to each person to whom this Information Statement is delivered upon written or oral request by first class mail or other equally prompt means within one business day of receipt of such request. Any request should be directed to our corporate secretary at 3525 Del Mar Heights Road, Suite 802, San Diego, California 92130, telephone (888) 461-3932.

Very truly yours, /s/ Kerry Driscoll Kerry Driscoll, Chief Executive Officer

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ATTACHMENT A

RESOLUTIONS TO BE ADOPTED BY THE STOCKHOLDERS OF MIND SOLUTIONS, INC.

RESOLVED, that the grant of discretionary authority to the board of directors to amend our articles of incorporation to increase the number of authorized shares of our common stock from 5,000,000,000 to 10,000,000,000 shares is hereby approved in all respects; and

RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed, for and on behalf of the Company, to take any and all actions, to perform all such acts and things, to execute, file, deliver or record in the name and on behalf of the Company, all such instruments, agreements, or other documents, and to make all such payments as they, in their judgment, or in the judgment of any one or more of them, may deem necessary, advisable or appropriate in order to carry out the transactions contemplated by the foregoing resolution.